UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 23, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 23 March 2017 - Today, Novo Nordisk A/S held its Annual General Meeting, at which the following were adopted:

Financial year 2016 and 2017

•	The Company’s statutory Annual Report 2016.
•	The actual remuneration of the Board of Directors for 2016 and the remuneration level for 2017.
•	The final dividend for 2016 of DKK 4.60 for each Novo Nordisk A or B share of DKK 0.20. The total dividend for 2016 of DKK 7.60 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share of DKK 0.20 which were paid in August 2016 and a final dividend of DKK 4.60 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2017.

Elections

•	Re-election of Göran Ando as chairman and Jeppe Christiansen as vice chairman of the Board of Directors.
•	Re-election of Brian Daniels, Sylvie Grégoire, Liz Hewitt and Mary Szela as members of the Board of Directors.
•	Election of Kasim Kutay and Helge Lund as new members of the Board of Directors.
•	Re-election of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Shares and capital

•	Reduction of the Company’s B share capital by cancellation of part of the Company’s own holding of B shares. The Company’s B shares are reduced by DKK 10,000,000 from DKK 402,512,800 to DKK 392,512,800. The Company’s A share capital of DKK 107,487,200 remains unchanged, whereby the Company’s share capital will amount to DKK 500,000,000.
•	Authorisation to the Board of Directors to increase the Company’s share capital.

•	Authorisation to the Board of Directors until the next Annual General Meeting to allow the Company to repurchase own shares of up to 10% of the share capital subject to a holding limit of 10% of the share capital.

Other

•	Revised Remuneration Principles were adopted.
•	Proposals from shareholders were not adopted.

Composition of the Board of Directors and its committees

After the Annual General Meeting, the Board of Directors held a board meeting to appoint members of its committees.

The Board of Directors decided at the same time to establish a temporary Research & Development Committee in light of the recently updated research and development strategy and priorities. The Research & Development Committee will assist the Board of Directors with oversight of the research and development strategy, the pipeline and other tasks.

The Board of Directors, including its committees, are now composed as follows:

•	Göran Ando (chairman of the Board, of the Nomination Committee and of the Research & Development Committee)
•	Jeppe Christiansen (vice chairman of the Board and chairman of the Remuneration Committee)
•	Brian Daniels (member of the Research & Development Committee)
•	Sylvie Grégoire (member of the Audit Committee and the Research & Development Committee)
•	Liz Hewitt (chairman of the Audit Committee and member of the Nomination Committee)
•	Liselotte Hyveled (employee representative and member of the Research & Development Committee)
•	Kasim Kutay (member of the Nomination Committee and the Remuneration Committee)
•	Anne Marie Kverneland (employee representative and member of the Remuneration Committee)
•	Helge Lund (member of the Audit Committee and the Nomination Committee)
•	Søren Thuesen Pedersen (employee representative and member of the Nomination Committee)
•	Stig Strøbæk (employee representative and member of the Audit Committee)
•	Mary Szela (member of the Remuneration Committee)

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,000 people in 77 countries and markets its products in more than 165 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90
Company announcement No 20 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 23, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer